FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2021

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

KHAWAR NASIM

Canadian Consulate General

466 Lexington Ave

New York, New York 10017

Copies to:

ROBERT E. BUCKHOLZ	RICHARD GROEN
CATHERINE M. CLARKIN	Deputy Minister of Finance
Sullivan & Cromwell	Province of Manitoba
125 Broad Street	Department of Finance
New York, New York 10004	Room 109, Legislative Building
450 Broadway
Winnipeg, Manitoba Canada
R3C 0V8

*	The Registrant filed this annual report on a voluntary basis.

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2021, as set forth in the pages attached hereto:

Exhibit 99.1	Province of Manitoba Budget 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on April 12, 2022.

Province of Manitoba

By:	/s/ Don Delisle
Don Delisle
Assistant Deputy minister, Treasury Division

EXHIBIT INDEX

Exhibit Number	Description	Page

99.1	Province of Manitoba Budget 2022